OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED JUNE 14, 2017
(To the offering circular dated February 21, 2017)
Filed pursuant to Rule 253(g)(2)
File No. 024-10632

DUBUC MOTORS INC.

U.S.A. 1250 Borregas Avenue Sunnyvale, CA 94089	Canada 3000 Watt # 12, Quebec, Quebec, G1X 3Y8

514-264-1359

www.dubucmotors.com

This document (the "Supplement") supplements, and should be read in conjunction with, the offering circular of Dubuc Motors Inc. (the "Company," "Dubuc", "we," "us," or "our") dated February 21, 2017 and originally qualified February 22, 2017 ("Offering Circular"). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to disclose we have entered into a broker-dealer agreement and an administrative and escrow agreement for certain services related to our offering.

The following sections of the offering circular are revised:

PART II

1.      COVER PAGE: U.S.A. address and Note (2) amended - no other changes to section.

	Price to Public(1)	Underwriting discount and commissions(2)	Proceeds to issuer(3)	Proceeds to other persons
Per share	$ 8.00	$ 0.08	$ 7.92	N/A
Total Minimum	$ 200.00	$ 2.00	$ 198.00	N/A
Total Maximum	$20,000,000.00	$200,000.00	$19,800,000.00	N/A

Notes:

(1)   The shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings.  The shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A.  See "Terms of the Offering."

(2)   The shares will be offered on a "best-efforts" basis by our officers, directors and employees, and may be offered through broker-dealers who are registered with the Financial Industry Regulatory Authority ("FINRA"), or through other independent referral sources. We have entered into a broker-dealer agreement with  Sageworks Capital LLC. ("Sageworks") to provide technology and compliance servicesin connection with the Offering. We have agreed to pay Sageworks a commission of 1% on the aggregate amount invested by investors (a maximum of $200,000 if 100% of the shares are sold in this Offering). Selling commissions may be paid to other broker-dealers who are members of FINRA with respect to sales of shares made by them and compensation may be paid to consultants and finders in connection with the offering of shares.  We may also pay incentive compensation to registered broker-dealers in the form of common share or warrants in us.  We will indemnify participating broker-dealers and possibly other parties with respect to disclosures made in the Offering Circular.  We have entered into a posting agreement with StartEngine.com, and administrative and escrow agreements with FundAmerica LLC and Prime Trust, LLC which we have agreed to pay certain fees. We have also agreed to issue warrants as partial compensation to StartEngine.com. See "Use of Proceeds" and "Plan of Distribution."

(3)    The amounts shown are before deducting organization and offering costs to us, which include legal, accounting, printing, due diligence, marketing, consulting, referral fees, selling and other costs incurred in the offering of the shares.  Our offering costs will vary depending on the number of shares sold. We estimate are offering costs, including underwriting commissions, will be $610,000 if 25% of the shares are sold, $1,060,000 if 50% of the shares are sold, $1,510,000 if 75% of the shares are sold, and $1,960,000 if 100% of the shares are sold.  See "Use of Proceeds" and "Plan of Distribution."

2.    PLAN OF DISTRIBUTION: Subscription - paragraphs 4 and 5 have been amended; and a new sub-heading has been added under this section entitled "Administrative and Escrow Agreements" - no other changes to section.

Subscription

In order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement and send payment by check, wire transfer or ACH. The subscription agreement requires investors to answer certain questions to determine compliance with the investment limitation set forth in the securities laws, disclose that the securities will not be listed on a registered national securities exchange upon qualification, and that the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% of the greater of the investor's annual income or net worth. In the case of an investor who is not a natural person, revenues or net assets for the investor's most recently completed fiscal year are used instead. The investment limitation does not apply to accredited investors, as that term is defined in Rule 501 under the Securities Act of 1933, as amended.

After the Offering Statement has been qualified by the Securities and Exchange Commission, the company will accept tenders of funds to purchase the shares. The company may close on investments on a "rolling" basis (so not all investors will receive their shares on the same date).

Prospective investors who have submitted non-binding indications of interest on the Startengine.com website will be given the opportunity to confirm that they would like to subscribe to our offering.  Each prospective investor will receive an automated message from StartEngine indicating:

  that the offering is now open for investment;
  they may now convert their reservation into an investment;
  they may view the offering on our campaign page on Startengine.com; and
  if they are still interested in investing they need to click on the "Invest Now" button at the top of our campaign page on Startengine.com

The information provided is fairly basic and points back to our campaign page on StartEngine.com. The campaign page will have a link to the SEC HTML qualified version of our offering circular. The "Invest Now" button will take prospective investors to our subscription agreement for completion and submission to us for review.  The StartEngine.com is a simplified version of our subscription agreement. The majority of the schedules in our standard subscription agreement were removed as they are required certificates and forms under Canadian securities laws and not U.S. securities laws. We will continue to use our standard subscription agreement on our website dubucmotors.com and with investors who prefer to complete a non-electronic subscription agreement.

Our officers and directors, with assistance from legal counsel and certain third parties disclosed below, will review each subscription agreement prior to acceptance.

Prospective investors who have not previously submitted a non-binding indication of interest on the Startengine website may subscribe to purchase our shares through our officers and directors.

Agreement with Sageworks

We have entered into a broker-dealer agreement with Sageworks Capital LLC ("Sageworks"), a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA), to perform the following administrative functions in connection with this Offering:

  review investor information, including KYC (Know Your Customer) data, perform AML (Anti-Money Laundering) and other compliance background checks, and provide a recommendation to the company whether or not to accept an investor;
  communicate with us and/or our agents, if needed, to gather additional information or clarification from investors;
  perform all standard AML, PATRIOT Act, Bad Actor, and other background checks on both the issuer and its associated persons; and
  through qualified third parties provide escrow agent, and technology payment processing services if necessary.

In no circumstance will Sageworks solicit a securities transaction, recommend our securities, or provide investment advice to any prospective investor. Sageworks's involvement in the offering is limited to acting as an accommodating broker-dealer. Based upon Sageworks's limited role in this offering, it has not and will not conduct extensive due diligence of this securities offering and no investor should rely on Sageworks's involvement in this offering as any basis for a belief that it has done extensive due diligence. Sageworks does not expressly or impliedly affirm the completeness or accuracy of the offering circular presented to investors by the issuer in this offering. All inquiries regarding this offering should be made directly to Dubuc.

We have agreed to pay Sageworks a commission of 1% on the aggregate amount invested by investors (a maximum of $200,000 if 100% of the shares are sold in this Offering).

Administrative and Escrow Agreements

We have entered into a service agreement with FundAmerica LLC ("FundAmerica"). FundAmerica will provide certain investor clearance services and act as transfer agent in connection with any potential investors using the StartEngine.com platform. FundAmerica has informed us they will not provide these services to us in connection with investors outside of the StartEngine.com platform. We have agreed to pay the following fees for its services (a) Invest Now Button - less than $499.99: $0.00 and if  greater than $499.99: $35.00;  and (b) a technology service fee for AML review of $2.00 for each domestic investor and between $5.00 and $60 for each international investor depending on domicile; (c) a bad actor check of $45; service set-up and API of $500 and a system license of $7.70 (collectively, the "FA Fees").  The fee for transfer agent service is $25.00 per month plus additional fees for services performed as a result of secondary market activity, if any.

We have entered into an escrow service agreement with Prime Trust LLC ("Prime"). Prime will provide escrow services in connection with funds received from any potential investors using the StartEngine.com platform. Prime has informed us they will not provide these services to us in connection with investors outside the StartEngine.com platform. Funds will be held and released as soon as they have been "cleared" in accordance with Federal banking regulations.

We have agreed to pay the following fees to Prime: (a) escrow setup $500; (b) escrow account and accounting fees $30 per month; (c) cash management fee 0.25% of issuer's funds reconciled and processed; (d) per transaction processing fees: (i)ACH $0.50; (ii) ACH exception $5.00; (iii) cheque $10.00; (iv) check stop payment $35.00; (iv) wire $15 to $35; and (e) miscellaneous administrative services $100 per hour.

3.   USE OF PROCEEDS TO COMPANY: Offering Expenses in table and Notes discussing offering expenses amended - no other changes to this section.

USE OF PROCEEDS	25% of Offering Raised	50% of Offering Raised	75% of Offering Raised	100% of Offering Raised
Offering Expenses
Marketing and Other Expenses(1)	$200,000	$300,000	$400,000	$500,000
Commissions related to Offering(2)(3)	$350,000	$700,000	$1,050,000	$1,400,000
Legal and Accounting	$60,000	$60,000	$60,000	$60,000
Building
Purchase Property(4)	$0	$0	$3,000,000	$4,800,000
Property Improvement(5)	$0	$0	$750,000	$750,000
Demo (Pro-Type Vehicle Building and Testing)(6)
Warehouse Lease	$60,000	$100,000	$0	$0
Equipment(7)	$2,000,000	$2,550,000	$2,550,000	$2,550,000
Demo Production Employees and Consultants	$500,000	$500,000	$500,000	$500,000
Manual Production Line Set-Up
Equipment(8)	$0	$2,670,000	$2,670,000	$2,670,000
Machine Shop(9)	$0	$560,000	$560,000	$560,000
Manual Production Line Employees and Consultants	$250,000	$500,000	$750,000	$1,000,000
Parts and Supplies	$300,000	$600,000	$900,000	$1,200,000
Research and Development
Engineering and Design R&D	$0	$0	$0	$500,000
R&D Employees and Consultants	$0	$0	$0	$600,000
General
Government Permits(6)	$200,000	$200,000	$200,000	$200,000
Sales and Marketing(10)	$100,000	$250,000	$500,000	$750,000
Office Employees and Other Consultants(11)	$480,000	$600,000	$650,000	$710,000
Legal and Accounting	$0	$10,000	$40,000	$40,000
Office Leases	$0	$60,000	$60,000	$60,000
Working Capital	$390,000	$230,000	$250,000	$540,000
Contingency Capital	$110,000	$110,000	$110,000	$610,000

Notes:

(1)   Marketing and other expenses include: (a) blue sky compliance and filing fee, (b) fee of $100,000 to C.O. Enterprises, LLC (dba Agency 2.0) for marketing services, (c) fees of $3,500 to The Silver Telegram for advertising services, and (d) costs of posting offering information on StartEngine.com. Assuming, all prospective investors use Startengine.com, and an average investment of $10,000 per investor we estimate our cash fees to:

(i)      StartEngine.com will be $25,000 if 25% of the shares are sold, $50,000 if 50% of the shares are sold, $75,000 if 75% of the shares are sold, and $100,000 if 100% of the shares are sold;

(ii)     FundAmerica will be $19,007 if 25% of the shares are sold, $37,507 if 50% of the shares are sold, $56,007 if 75% of the shares are sold, and $74,507 if 100% of the shares are sold; and

(iii)    Prime will be $13,550 if 25% of the shares are sold, $26,300 if 50% of the shares are sold, $39,050 if 75% of the shares are sold, and $51,800 if 100% of the shares are sold (assuming all funds  received by ACH and 12 month escrow account period).

(2)   We have entered into a broker-dealer agreement with Sageworks for certain administrative functions in connection with the Offering. We have agreed to pay Sageworks a commission of 1% on the aggregate amount invested by investors. We estimate our cash fees to Sagework will be $50,000 if 25% of the shares are sold, $100,000 if 50% of the shares are sold, $150,000 if 75% of the shares are sold, and $200,000 if 100% of the shares are sold

(3)    For the purpose of this table we have estimated a maximum commission of 5%. This rate may not accurately reflect the commission we will pay in conjunction with this offering. At this time we have only entered into a broker-dealer agreement with Sageworks as disclosed above. We may enter into other agency agreements to sell our securities in the future (i.e., with a broker-dealer registered in Canada). Estimated costs of marketing and commissions should be considered as a combined category.

(4)    If we raise the maximum offering, we are considering purchasing a building which would hold the manufacturing and production facility of company.

(5)    Property improvements consist of: (a) office demolition, (b) sub-dividing the space, (c) upgrading the electricity, (d) improving ventilation, (e) among other improvements. The actual improvements required will depend on the building acquired.

(6)    We estimate the cost of obtaining vehicle safety certification from the U.S. government will be approximately $2 million.  Government certification of our vehicle manufacturing facilities we estimate it will cost an additional $3 million. See "Governmental Programs, Incentives, and Regulations".

(7)    We expect to purchase tooling and molds required in the pre-production demo stage.

(8)    Equipment we expect we will need in the manual production line set-up includes: racking, a crane, lift, jig, painting station, automobile computer equipment and software, various automation machinery and other equipment.

(9)    Equipment we expect we will need to set-up our machine shop includes: (a) a scanner, (b) 3D printer, (c) CNC 4 axes, (d) Tour 4 axes, and (e) among other equipment.

(10)  These funds will be used for sales and marketing services from outside professional firms, independent consultants and our employees, to market and promote the company's vehicles. Our chief operating officer will lead this campaign and may be paid compensation for his service, expertise and leadership of it.

(11)  A portion of office employees and other consultants reserve will be used for officers' salaries.

4.   DESCRIPTION OF PROPERTY - U.S.A. address is amended.

Our principal office in the U.S. is located at 1250 Borregas Avenue, Sunnyvale, CA 94089, which is a shared office space for early stage companies leased on a month-to-month basis for $70 per month.

PART III

5.   INDEX TO EXHIBITS:  Table amended to include reference to agreements not previously filed as part of Offering Circular and where they can be obtained.

INDEX TO EXHIBIT

2.1	Restated and Amended Certificate of Incorporation(1)
2.2	Bylaws(1)
3.1	2016 Stock Option Plan and Individual Stock Option Agreement(1)
3.2	StartEngine Crowdfunding, Inc. Warrant(1)
4.1	Form of Regulation A Subscription Agreement(3)
4.2	StartEngine Simplified Subscription Agreement(4)
6.1	License and Commercialization Agreement with Dubuc Super Light Car Inc.(1)
6.2	Posting Agreement with StartEngine Crowdfunding, Inc.(1)
6.3	Marketing Agreement with C.O. Enterprises, LLC(1)
6.4	Promissory Note(1)
6.5	Tomahawk Reservation Agreement(1)
6.6	Management Agreement with Mario Dubuc(1)
6.7	Management Agreement with Mihalis Kakogiannakis(1)
6.8	Indemnity Agreement with Mario Dubuc(1)
6.9	Indemnity Agreement with Mihalis Kakogiannakis(1)
6.10	Services Agreement with Sageworks Capital LLC.
6.11	Services Agreement with FundAmerica LLC
8	Escrow Services Agreement with Prime Trust LLC(4)
11	Independent Auditor's Consent(3)
12	Opinion as to Validity of Securities(2)
13	Testing the Water Materials(1)

Notes:

(1)  Filed previously with Form 1-A on November 4, 2016.

(2)  Filed previously with Form 1-A Amendment No. 1 on January 6, 2017.

(3)  Filed previously with Form 1-A Amendment No. 2 on February 22, 2017.

(4)  Filed previously with Form S-A on April 3, 2017.

(5)  Filed on Form 1-U on June 13, 2017.

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect as described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT

OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.